AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2002
                                                    REGISTRATION NO. 333-_______
                                                                CIK # 0001157381
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    ----------------------------------------

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6
                    ----------------------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.    EXACT NAME OF TRUST:    CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                              SERIES 118


B.    NAME OF DEPOSITOR:      CLAYMORE SECURITIES, INC.

C.    COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                         250 North Rock Road, Suite 150
                              Wichita, Kansas 67206

D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        Copy to:
           ROBIN K. PINKERTON                   MICHAEL R. ROSELLA, ESQ.
       Claymore Securities, Inc.          Paul, Hastings, Janofsky & Walker LLP
     250 North Rock Road, Suite 150                  399 Park Avenue
         Wichita, Kansas 67206                  New York, New York 10022
                                                     (212) 318-6800

E.    TITLE OF SECURITIES BEING REGISTERED:     Units of beneficial interest.

F.    APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
                 As soon as practicable after the effective date
                         of the Registration Statement.

================================================================================
      The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. No one sells these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.

                  Subject to Completion, Dated January 31, 2002




               Claymore Securities Defined Portfolios, Series 118
[LOGO
OMITTED]
              National Insured Municipal Bond Portfolio, Series 93



A fixed portfolio of long-term, insured municipal bonds rated AAA that generate income exempt from federal income tax. The Sponsor of the Trust is Claymore Securities, Inc.



Read and retain this Prospectus for future reference.

                                   Prospectus
                                February __, 2002


     As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether an investment in this Trust is right for you. More detailed information can be found later in this Prospectus



                              Investment Objective

The Claymore Securities Defined Portfolios, Series 118, National Insured Municipal Bond Portfolio, Series 93, is a unit investment trust the objective of which is to seek to obtain tax-exempt interest income through an investment in a fixed portfolio of long term, insured municipal bonds. The portfolio consists primarily of long-term municipal bonds with average maturities of over 10 years.

                               Investment Strategy

The following factors, among others, were considered in selecting the bonds:

o whether the bonds selected were insured by AAA-rated insurance companies that guarantee timely payment of principal and interest on the bonds (but not the value of the bonds before they mature or the value of the units) and as a result are rated AAA by Standard & Poor's or Fitch or Aaa by Moody's;

o the maturity dates of the bonds (including whether such bonds may be called or redeemed prior to their stated maturity);

o    the diversity of the purpose of issue of bonds; and

o    the cost of the bonds relative to what the Sponsor believes is their value.

                                 Principal Risks

Investors can lose money by investing in the trust. The value of the units and the bonds held in the portfolio can each decline in value. An investor should consider the following factors when deciding whether to purchase units of the trust:

o No assurance can be given that the trust's objectives will be achieved. These objectives are subject to the continuing ability of the respective issuers of the bonds to meet their obligations.

o Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition, a drop in bond ratings or when there is a decrease in the federal income tax rate.

o Changes in the tax treatment of bonds either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws may have an adverse impact on the value of the units.



2 Investment Summary

o If a decrease in net asset value occurs and units of the trust are tendered for redemption, the trust may be forced to liquidate some of the bonds at a loss. If such redemptions are substantial enough, this could trigger a complete and unexpected liquidation of the trust before maturity, resulting in unanticipated losses for investors.

o Since the portfolio is fixed and not managed, in general, the Sponsor can only sell bonds at the trust's termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of the trust.

                                      Taxes

Interest on all of the bonds in the trust is generally exempt from regular federal income taxes. Each of the bonds in the trust received an opinion from bond counsel rendered on the date of issuance confirming its tax-exempt status.

                                  Distributions

The trust will distribute interest received by the trust on a monthly basis. The trust prorates the interest distributed on an annual basis.

Each unit of the trust at the Date of Deposit represents 1/          fractional
undivided interest in the $       face amount of underlying bonds and net income
of the trust in the ratio of 1 unit for each $1,000 principal amount of underlying bonds (including contracts and funds for the purchase thereof) in the trust.

                              Public Offering Price

If the units of the trust had been available for sale on February      , 2002,
the Public Offering Price per unit would have been $            .  The Public
Offering Price of the units during the initial offering period is equal to:

o the aggregate offering price of the bonds in the trust's portfolio divided by the number of units outstanding, plus

o a sales charge equal to 4.90% (5.152% of aggregate offering price of the bonds per unit), and

o    a pro rata portion of estimated organization costs.

The initial offering period lasts until all of the units have been sold, which is usually between thirty and ninety days of the Date of Deposit.

After the initial offering period the Public Offering Price of the units is equal to:

o the aggregate bid price of the bonds in the trust's portfolio divided by the units outstanding, plus

o a sales charge starting at 5.50%, (5.820% of the aggregate bid price of the bonds per unit).

                                Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a



                                                            Investment Summary 3
market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

                                Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the portfolio.

                                                               Amount per
                                              As a % of          $1,000
                                               Public           Invested
                                              Offering       (as of initial
Investor Fees                                  Price         date of deposit)
-------------                                  -----         ----------------
Maximum sales charge                              4.90%         $  49.00
                                               =======          ========
Maximum estimated
     organization costs
     (amount per unit)(1)                                       $
                                                                ========

Estimated Annual
Operating Expenses
------------------
Trustee's fees and expenses                           %         $
Sponsor's supervisory fee                             %         $
Sponsor's evaluation fee(2)                           %         $
Other operating expenses                              %         $
                                               -------          --------
Total                                                 %         $
                                               =======          ========

     (1) Organization costs are deducted from portfolio assets at the earlier of the close of the initial offering period or 6 months from the Initial Date of Deposit.

     (2) Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., performs the initial evaluation of the portfolio. The sponsor serves as evaluator for all subsequent evaluations.

                                     Example

        This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust each year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

        1 year                                         $
        3 years                                        $
        5 years                                        $
        10 years                                       $

        These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees that broker-dealers may charge for processing redemption requests.



4 Investment Summary

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 118
ESSENTIAL INFORMATION
As of February ___, 2002, the business day prior to the Initial Date of Deposit
--------------------------------------------------------------------------------


Sponsor and Evaluator:                 Claymore Securities, Inc.

Trustee:                               The Bank of New York

Initial Date of Deposit:               February       , 2002

First Settlement Date:                 February       , 2002

Mandatory Termination
Date:

CUSIP Number:

Minimum Investment:                    1 unit.


Types of Bonds

The portfolio consists of the following types of bonds:

                                                             Approximate
                                                              Portfolio
Type of Issuer                         Number of Bonds       Percentage*
--------------                         ---------------       -----------
                                                                        %



                                       ---------------       -----------
Total                                                                   %
                                       ===============       ===========

States and Territories

The bonds were issued by entities located in the following states or territories:

                                                             Approximate
                                                              Portfolio
State or Territory                     Number of Bonds       Percentage*
------------------                     ---------------       -----------
                                                                        %



                                       ---------------       -----------
Total                                                                   %
                                       ===============       ===========



----------
* Based on principal amount of the bonds in the trust.


Insurance Companies

The following insurance companies have insured the bonds as to timely payment of principal and interest:

                                                             Approximate
                                                              Portfolio
Insurance Company                      Number of Bonds       Percentage*
-----------------                      ---------------       -----------
                                                                        %



                                       ---------------       -----------
Total                                                                   %
                                       ===============       ===========


Average Dollar Weighted
Maturity of Bonds
in the Trust:                            Years.

Evaluation Time:               3:00 p.m. Eastern Time on days of trading of the
                               New York Stock Exchange.
Minimum Principal
Distributions:                 $1.00 per unit.

Minimum Value of
the Trust under
which the Trust                $1,000,000 or 40% of the principal amount of the
Agreement May be               bonds deposited in Trust at the end of the
Terminated:                    initial offering period, whichever is lower.

Monthly Record
Dates:                         1st Day of Month.

Monthly Payment
Dates:                         15th Day of Month.



                                                            Investment Summary 5

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 118
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
As of February ___, 2002, the business day prior to the Initial Date of Deposit
--------------------------------------------------------------------------------


Principal Amount of Bonds in Trust:                                                             $
Number of Units:
Fractional Undivided Interest in Trust Per Unit:                                                $
Total Value of Bonds in Portfolio (Based on Offering Side Valuations of Bonds):                 $
                                                                                                ==============
Sponsor's Initial Repurchase Price Per Unit (Total Value of Bonds divided by _____ Units):      $             *
   Plus Sales Charge of 4.90%:                                                                  $
   Plus Organization Costs:                                                                     $             **
                                                                                                --------------
Public Offering Price Per Unit:                                                                 $             ***
                                                                                                --------------
Redemption Price Per Unit:                                                                      $
Excess of Public Offering Price Over Redemption Price Per Unit:                                 $
Sponsor's Profit (Loss) on Deposit:                                                             $

Estimated Annual Interest Income Per Unit (includes cash income accrued only):                      $
Less Estimated Annual Expenses Per Unit:                                                            $
                                                                                                    ----------
Estimated Net Annual Interest Income Per Unit:                                                      $
                                                                                                    ==========
Estimated Daily Rate of Net Interest Accrual Per Unit:                                              $

Estimated Current Return Based on Public Offering Price (includes cash
   income accrual only):                                                                                      %

Estimated Long-Term Return:                                                                                   %

Estimated Interest Distribution Per Unit*:                                                          $

o    Date of First Distribution:                                                                      15, 2002
o    Amount of First Distribution:                                                                  $
o    Record Date of First Distribution:                                                                1, 2002
o    Date of Regular Distribution:                                                                    15, 2002
                                                                                                   and thereafter
o    Amount of Regular Distribution:                                                                $


-----------------

* Based, during the initial offering period, solely upon the offering prices of the Bonds and thereafter on the bid prices of such Bonds.
**   No accrued interest will be added to the Public Offering Price in
     connection with purchases of units contracted for on February   , 2002.
     With respect to purchases contracted for after such date, accrued interest
     from February   , 2002 to, but not including, the date of settlement
     (normally three business days after order) will be added to the Public Offering Price. In order to reduce the amount of accrued interest investors have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to the Trust the amount of accrued interest due on Bonds
     through and including February   , 2002.
*** Based solely upon the bid prices of the Bonds. Upon tender for redemption, the price to be paid will include accrued interest as described in "Rights of Unitholders--Redemption--Computation of Redemption Price per Unit".



6 Investment Summary

Claymore Securities Defined Portfolios, Series 118,
The Trust Portfolio as of the Initial Date of Deposit, February ___, 2002
--------------------------------------------------------------------------------




                                                                              Redemption Features
                                                                               Ant.-Anticipated
    Aggregate                                                                  S.F.-Sinking Fund      Rating      Cost of Bonds
   Principal(1)         Name of Issuer (2)        Coupon       Maturity        Opt.-Optional (3)        (4)       to Trust (5)(6)
-------------------  ------------------------  ------------ --------------  ----------------------- ----------  ------------------
$                                                      %                                                         $
                                                       %
                                                       %
                                                       %
                                                       %
                                                       %
                                                       %
                                                       %
                                                       %
                                                       %
---------------------                                                                                           --------------------
$                                                                                                                $
=====================                                                                                           ====================




             The Notes following the Portfolio are an integral part
                        of the Portfolio of Securities.



                                                            Investment Summary 7

Notes to Trust Portfolio

The symbol "NR" denotes a non-rated issue of bonds.

(1)  All bonds are represented by contracts to purchase.

(2)  Represented by contracts to purchase securities. All contracts to purchase
     the bonds were entered into on February   , 2002. All contracts are
     expected to be settled prior to or on the First Settlement Date of the
     Trust which is expected to be February   , 2002.

(3) This heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue continues to be redeemable at declining prices thereafter, but not below par.

            "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the Trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory.

            "Ant." indicates the existence of anticipated redemptions at a price of 100%. Under certain circumstances, these anticipated redemptions can be altered. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a bond issue is redeemed before maturity by the proceeds of a new bond issue.

            Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Monthly distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The Federal tax effect on Unitholders of such redemptions and resultant distributions is described in the section entitled "Tax Status".

(4) All ratings except those identified by an asterisk(s) (*) (Moody's) or (**) (Fitch) are by Standard & Poor's. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings".

(5) See Note (1) to "Statement of Condition as of Date of Deposit" regarding cost of bonds. The offering prices are greater than the current bid prices of the bonds which is the basis on which Redemption Price per Unit is determined for purposes of redemption of Units (see the first paragraphs under "Public Offering--Offering Price" and "Rights of Unitholders--Redemption--Computation of Redemption Price Per Unit"). On the business day prior to the Date of Deposit the aggregate bid side valuation of the Securities in the Trust was lower than the aggregate offering side valuation by 0. %. Yield of bonds was computed on the basis of offering prices on the Date of Deposit.

            Bonds identified as escrowed to maturity under "Portfolio" for the Trust are priced to the maturity date not the call date.


(6)  Annual interest income to the Trust is $        .



8 Investment Summary

                         Report of Independent Auditors

Unitholders
Claymore Securities Defined Portfolios, Series 118

We have audited the accompanying statement of financial condition, including the trust portfolio, of Claymore Securities Defined Portfolios, Series 118, as of
February    , 2002, the Initial Date of Deposit. The financial statement is the responsibility of the Trust's sponsor. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with the Bank of New York, Trustee, of cash deposited for the purchases of securities, as shown in the financial statement
as of February   , 2002. An audit also includes assessing the accounting
principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined
Portfolios, Series 118 as of February   , 2002, in conformity with accounting
principles generally accepted in the United States.

                                                               ERNST & YOUNG LLP


Kansas City, Missouri
February   , 2002



                                                            Investment Summary 9

Claymore Securities Defined Portfolios, Series 118
Statement of Financial Condition
as of the Initial Date of Deposit, February ___, 2002
--------------------------------------------------------------------------------




Investment in securities
Sponsor's contracts to purchase underlying Securities backed by cash deposited (1)(2).....      $
Accrued interest receivable (2) ..........................................................
                                                                                                -----------
                        Total.............................................................      $
                                                                                                ===========

Liabilities and interest of investors
Liabilities:
            Accrued interest receivable (2)...............................................      $
                                                                                                -----------

                                                                                                -----------
Interest of investors:
Units of fractional undivided interest outstanding (            ):
            Cost to investors (3).........................................................
            Less:  organization costs (4).................................................
            Less:  gross underwriting commission (5)......................................
                                                                                                -----------
            Net interest of investors.....................................................
                                                                                                -----------
                        Total.............................................................      $
                                                                                                ===========

----------------------

(1) Aggregate cost to the Trust of the Securities listed under "Portfolio" is based on offering side valuation determined by the Evaluator on the basis set forth under "Public Offering--Offering Price". The aggregate bid side evaluation of the Securities in the portfolio, as determined by the Evaluator, as of the Date of Deposit was $____________.

(2) On the basis set forth under "Rights of Unitholders--Distribution of Interest and Principal" the Trustee will advance an amount equal to the
     accrued interest on the Securities as of February   , 2002 (the "First
     Settlement Date") plus any cash received by the Trustee with respect to interest on the Securities prior to such date, and the same will be distributed to the Sponsor on the First Settlement Date. Consequently, the amount of interest accrued on a Unit to be added to the public offering price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the Unit.

(3)  Aggregate public offering price (exclusive of interest) is computed on
                Units on the basis set forth above under "Public Offering-- Offering Price".

(4) A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing a Trust. These costs
     have been estimated at $      per Unit for the Trust.

(5)  A sales charge of 4.9% computed on            Units. See "Public Offering--
     Offering Price" for volume discounts on sales of $50,000 or more.



10 Investment Summary

                         UNDERSTANDING YOUR INVESTMENT

                                    The Trust

        Organization. Claymore Securities Defined Portfolios, Series 118, National Insured Municipal Bond Portfolio, Series 93 (the "Trust"), is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement* (the "Trust Agreement"). The Trust Agreement is dated as of the Date of Deposit and is among Claymore Securities, Inc. as sponsor (the "Sponsor") and as evaluator ("Evaluator"), and The Bank of New York, as trustee (the "Trustee"). On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check(s) and/or an irrevocable letter(s) of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds" or the "Securities"). After the deposit of the Bonds and the creation of the Trusts, the Trustee delivered to the Sponsor the units (the "Units") comprising the ownership of each Trust. These Units are now being offered pursuant to this Prospectus.

        Objectives. The objective of the Trust is to seek to provide the holder of units (a "Unitholder") with tax-exempt interest income through an investment in a fixed portfolio consisting of long-term municipal bonds with average maturities of over ten years. In addition, the Trust also has objectives which include conservation of capital and liquidity of investment. No assurance can be given that the Trust's objectives will be achieved.

        Portfolio. The portfolio of the Trust consists of the Bonds described in "The Trust Portfolio".

        The following factors, among others, were considered in selecting the
Bonds:

        o whether the Bonds selected would be exempt from regular federal income taxes imposed on the Unitholders;

        o the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

        o       the diversity of the purpose of issue of Bonds; and

        o the cost of the Bonds relative to what the Sponsor believes is their value.

        Units. Each Unit represents the fractional undivided interest in the principal and net income of the Trust. If any Units of the Trust are redeemed after the date of this Prospectus, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.



----------

* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.



                                                Understanding Your Investment 11

        Additional Units. Subsequent to the Initial Date of Deposit additional Units of the Trust may be issued by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities or additional Securities. During the 90-day period following the Initial Date of Deposit additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain to the extent practicable the original proportionate relationship among the principal amount of each Bond in the Portfolio of the Trust. These additional Units, which will result in an increase in the number of Units outstanding, will each represent to the extent practicable, an undivided interest in the same securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. Deposits of additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the principal amount of each of the Bonds comprising the Portfolio of the Trust at the end of the 90-day period.

                                  Risk Factors

        An investment in Units is subject to the following risks:

        Failure of Issuers to Pay Interest and/or Principal. The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust's Units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

        Fixed-Rate Bonds. An investment in Units of the Trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the Units) will decline with increases in interest rates or a decrease in the federal income tax rate. Inflation and economic recession are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds.

        Original Issue Discount Bonds and Zero Coupon Bonds. Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. For federal income tax purposes, original issue discount on tax-exempt bonds must be accrued over the term of the bonds. On sale or redemption of the Bonds, the difference between (i) the amount realized (other than amounts treated as tax-exempt income) and (ii) the tax basis of such bonds (properly adjusted, in



Understanding Your Investment 12
the circumstances described below, for the accrual of original issue discount) will be treated as taxable gain or loss. See "Tax Status" herein.

        "When Issued" and "Delayed Delivery" Bonds. Certain Bonds in the Trust may have been purchased by the Sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. The effect of the Trust containing "delayed delivery" or "when issued" Bonds is that Unitholders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" Bonds during the time between their purchase of Units and delivery of such Bonds to the Trust.

        Redemption or Sale Prior to Maturity. Most of the Bonds in the Portfolio of the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Unitholders and will not be reinvested. Thus, no assurance can be given that the Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in the Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

        Market Discount. The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest rate of such Bonds is at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus, any income attributable to market discount will be taxable but will not be



                                                Understanding Your Investment 13
realized until maturity, redemption or sale of the Bonds or Units.

        Failure of a Contract to Purchase Bonds and Substitution of Bonds. In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract ("Failed Bonds"), the Sponsor is authorized to purchase other bonds ("Replacement Bonds"). The Trustee shall pay for Replacement Bonds out of funds held in connection with the Failed Bonds and will accept delivery of such Bonds to make up the original corpus of the Trust. The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the Failed Bonds. Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Bond and shall, on the next monthly Payment Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond. In addition, a Replacement Bond must:

        o       be a tax-exempt bond;

        o have a fixed maturity or disposition date not exceeding that of the Failed Bond it replaces;

        o be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Failed Bond which it replaces;

        o       shall not be a "when issued" Bond; and

        o be rated in a category of AAA or better by a major rating organization.

        If the right of limited substitution described above shall not be used to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the Trust, and distribute the principal and accrued interest (at the coupon rate of such Failed Bond, or earned original issue discount in the case of zero coupon bonds, from the Deposit Date to the date the Sponsor notifies the Trustee that it will not purchase Replacement Bonds) attributable to such Failed Bonds on the next monthly Payment Date which is more than 30 days thereafter. In the event a Replacement Bond is not acquired by the Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return thereon might be lowered.

        Risk Inherent in an Investment in Different Types of Bonds. The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the



Understanding Your Investment 14
aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

        General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on federal or state aid, and factors which are beyond the entity's control.

        Appropriations Bonds. Certain Bonds in the Trust may be Bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the Sponsor may instruct the Trustee to sell such Bonds.

        Industrial Development Revenue Bonds ("IDRs"). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

        Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors



                                                Understanding Your Investment 15
are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

        Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Unitholder purchased Units, any prepayment at par would result in a loss of capital to the Unitholder and reduce the amount of income that would otherwise have been paid to Unitholders.

        Power Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of



Understanding Your Investment 16
operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

        Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

        University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

        Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase or equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

        Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

        Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally



                                                Understanding Your Investment 17
payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

        Moral Obligation Bonds. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

        Refunded Bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

        Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

        Special Tax Bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a



Understanding Your Investment 18
reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

        Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

        Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

        Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

        Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

        Litigation and Legislation. To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example,



                                                Understanding Your Investment 19
challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

        Tax Exemption. From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See "Tax Status" herein for a more detailed discussion concerning the tax consequences of an investment in Units. Unitholders are urged to consult their own tax advisers.

        Insurance. All of the bonds in the Trust are insured or guaranteed (the "Insured Bonds") by Ambac Assurance Corporation ("AMBAC"), Asset Guaranty Reinsurance Company ("Asset Guaranty"), Capital Markets Assurance Corp. ("CAPMAC"), Connie Lee Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA"), or MBIA Insurance Corporation ("MBIA") (collectively, the "Insurance Companies"). Insurance policies generally make payments only according to a bond's original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. The ratings are subject to change at any time at the discretion of the ratings agencies. The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non-cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.



Understanding Your Investment 20

        Additional Deposits. The Trust Agreement authorizes the Sponsor to increase the size of a trust and the number of Units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in the Trust and the issuance of a corresponding number of additional units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities. To minimize this effect, the Trust will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

                                 Public Offering

        Offering Price. The price of the Units of the Trust as of the Date of Deposit was determined by adding to the Evaluator's determination of the aggregate offering price of the Securities per Unit a sales charge of 4.90% thereof equal to 5.124% of the aggregate offering price of the Securities per Unit and a pro rata portion of estimated organization costs. During the initial public offering period, sales of at least $50,000 or 50 Units will be entitled to a volume discount from the Public Offering Price as described below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the Securities at the date of delivery of the Units to the purchaser is also added to the Public Offering Price. However, after the initial offering period the Public Offering Price of the Units will not include a pro rata portion of estimated organizational costs.

        During the initial offering period the aggregate offering price of the Securities in the Trust is determined by the Evaluator (1) on the basis of current offering prices for the Securities,* (2) if offering prices are not available for any Securities, on the basis of current offering prices for comparable securities, (3) by making an appraisal of the value of the Securities on the basis of offering prices in the market, or (4) by any combination of the above. Such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in "Essential Information", effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the Redemption Price, which is based upon the aggregate bid price of the underlying Securities and which may be expected to be less than the aggregate offering price, see "Rights of Unitholders--Redemption". See also "Rights of Unitholders--Book-Entry Units" and "Rights of



----------

* With respect to the evaluation of Bonds during the initial syndicate offering period for such Bonds, the "current offering price," as determined by the Evaluator, will normally be equal to the syndicate offering price as of the Evaluation Time, unless the Evaluator determines that a material event has occurred which it believes may result in the syndicate offering price not accurately reflecting the market value of such Bonds, in which case the Evaluator, in making its determination with respect to such Bonds, will consider not only the syndicate offering price but also the factors described in (2) and (3) herein.



                                                Understanding Your Investment 21

Unitholders--Redemption" for information relating to redemption of Units.

        During the initial public offering period, purchasers of $50,000 or more will be entitled to a volume discount from the Public Offering Price as set forth in the table below:

                                                              Dealer
Amount of Purchase                      Sales Charge        Concession
------------------                      ------------      --------------
Less than $50,000                           4.90%             3.20%
$50,000 - $99,999                           4.75%             3.20%
$100,000 - $249,999                         4.50%             3.20%
$250,000 - $499,999                         4.25%             3.20%
$500,000 - $999,999                         3.50%             2.50%
$1,000,000 or more                          3.00%             2.00%

        We apply these sales charge fees and dealer concessions as a percent of the unit price at the time of purchase. We also apply the different purchase levels on a unit basis using a $1,000 unit equivalent. For example, if you purchase between 100 and 249 Units during the initial offering period, your sales charge is 4.50% of your unit price.

        A dealer concession of 3.75% will be applied to purchases of at least $250,000 on the Initial Date of Deposit.

        The secondary market Public Offering Price of the Units of the Trust is based on the aggregate bid price of the Bonds in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth below, which is based upon the maturities of each Bond in the Trust. The Sponsor has implemented this variable format as a more equitable method of assessing the sales charge for secondary market purchases. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless the Evaluator evaluates the price of the Bonds to a different date such as a call date or a mandatory tender date, in which case the maturity will be deemed to be such other date.

        This method of sales charge computation in the secondary market period will apply different sales charge rates to each Bond in the Trust based upon the maturity of each such Bond in accordance with the following schedule:



Understanding Your Investment 22

                                                              Dealer
Amount of Purchase                      Sales Charge        Concession
------------------                      ------------      --------------


Over 15 Years to Maturity Per Bond
Less than $100,000                          5.50%             4.00%
$100,000 - $499,999                         5.00%             3.50%
$500,000 - $999,999                         4.50%             3.00%
$1,000,000 or more                          4.00%             2.50%

Over 8 Years, but Less than 15 Years to Maturity Per Bond
Less than $100,000                          4.50%             3.00%
$100,000 - $499,999                         4.25%             2.75%
$500,000 - $999,999                         4.00%             2.50%
$1,000,000 or more                          3.75%             2.25%

Over 4 Years, but Less than 8 Years to Maturity Per Bond
Less than $100,000                          3.50%             2.00%
$100,000 - $499,999                         3.25%             1.75%
$500,000 - $999,999                         3.00%             1.50%
$1,000,000 or more                          2.75%             1.25%

Less than 4 Years to Maturity Per Bond
Less than $250,000                          2.00%             1.00%
$250,000 or more                            1.50%             1.00%

        We apply these sales charge fees and dealer concessions as a percent of the unit price at the time of purchase. We also apply the different purchase levels on a unit basis using a $1,000 unit equivalent. For example, if you purchase between 100 and 499 Units in the secondary market period with 10 years to maturity per bond, your sales charge is 4.25% of your unit price.

        Except as discussed under "Distribution of Units" below, the above volume discount will be the responsibility of the Selling Underwriter or dealer and will apply on all purchases at any one time by the same person of Units in the Trust in the amounts stated. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

        Certain commercial banks are making Units of the Trust available to their customers on an agency basis. Further, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions.

        Market for Units. Although it is not obligated to do so, the Sponsor intends to maintain a market for the Units of the Trust and continuously to offer to purchase Units of the Trust during the initial offering period at prices based upon the aggregate offering price of the Securities in the Trust; and thereafter at prices based on the aggregate bid price of the related Securities. After the initial offering period the Sponsor's Repurchase Price shall be not less than the Redemption Price plus accrued interest



                                                Understanding Your Investment 23
through the expected date of settlement. (See "Rights of Unitholders-- Redemption-- Computation of Redemption Price per Unit". There is no sales charge incurred when a Unitholder sells Units back to the Sponsor. Any Units repurchased by the Sponsor may be reoffered to the public by the Sponsor at the Public Offering Price at such time, plus accrued interest.

        If the supply of Units of any Series exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units of such Series at prices based on the aggregate bid price of the Securities. The Sponsor does not in any way guarantee the enforceability, marketability, or price of any Security in the portfolio or of the Units of the Trust. In the event that a market is not maintained for the Units of the Trust, a Unitholder desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Securities. The aggregate bid price of the Securities in the Trust may be expected to be less than the aggregate offering price. If a Unitholder wishes to dispose of his Units, he should inquire of the Sponsor as to current market prices prior to making a tender for redemption to the Trustee. See "Rights of Unitholders--Redemption" and "Sponsor".

        Employees (and their immediate families) of the Sponsor may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the offering side evaluation of the underlying Securities in the Trust during the initial offering period and at the bid side thereafter, divided by the number of Units outstanding plus a reduced sales charge of ___% of the Public Offering Price. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

        Distribution of Units. It is the Underwriters' intention to qualify Units of the Trust for sale in certain of the states and to effect a public distribution of the Units through the Underwriters and dealers. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

        It is the Sponsor's intention to qualify Units of the Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price". The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers.



Understanding Your Investment 24

        Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Unitholder or become entitled to exercise the rights of a Unitholder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Unitholder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

        Underwriters and broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in their discretion may from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying Underwriters, brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of their own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

        Sponsor's and Underwriters' Profits. As set forth under "Public Offering--Offering Price", the Underwriters will receive gross commissions equal to the specified percentages of the Public Offering Price of the Units of the Trust. The Sponsor may also from time to time pay, in addition to the amounts described under "Public Offering--Offering Price", an additional concession, in the form of cash or other compensation, any Underwriter who underwrites or sells, during a specific period, minimum dollar amounts of the Units of the Trust. In no event will such additional concession paid by the Sponsor to the Underwriter exceed the difference between the sales charge and the Underwriter's allowance in respect of Units underwritten by the Underwriter. Such Units then may be distributed to the public by the dealers at the Public Offering Price then in effect.



                                                Understanding Your Investment 25

        In addition, the Sponsor realizes a profit or sustain a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the aggregate offering price of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor (which is the cost of such Securities at the time they were acquired for the account of the Trust). The Underwriters share in the profits, if any, described in the preceding sentence. See "Summary of Essential Financial Information". In addition, the Sponsor may realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired from one or more of the Sponsor or from underwriting syndicates of which they were members. During the initial offering period, the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Underwriters for Units. Cash, if any, made available to the Sponsor prior to the settlement date for the purchase of Units of the Trust may be used in the Sponsor's businesses, subject to the limitations of the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

        In maintaining a market for the Units of the Trust (see "Market for Units") the Sponsor and Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell or redeem such Units and to the extent they earn sales charges on resales.

                     Estimated Current Return And Estimated
                         Long-Term Return To Unitholders

        Units of the Trust are offered on a "dollar price" basis. In contrast, tax-exempt bonds customarily are offered on a "yield price" basis. Therefore, the rate of return on each Unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. Estimated Current Return based on the Public Offering Price per Unit and Estimated Long-Term Return per Unit, each as of the business day prior to the Date of Deposit, is set forth under "Summary of Essential Financial Information." Information regarding the estimated monthly distributions of principal and interest to Unitholders of the Trust is available from the Sponsor on request.

        Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayment, redemption, maturity, exchange or sale of Bonds. The Public Offering Price per Unit will vary with changes in the offering price of the Bonds. Estimated Current Return takes into account only the interest payable on the Bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from par value on the Bond's purchase price. Moreover, because interest rates on Bonds purchased at a premium are generally higher than current interest rates on newly issued



Understanding Your Investment 26
bonds of a similar type with comparable ratings, the Estimated Current Return per Unit may be affected adversely if such Bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

        Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in the Trust and (ii) takes into account the expenses and sales charge associated with each Unit of the Trust. The Estimated Long-Term Return assumes that each Bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable security). If the Bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that Bond will be greater than the initial quoted yield. Since the market values and estimated retirements of the Bonds, the expenses of the Trust and the Net Annual Interest Income and Public Offering Price per Unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

                                   Tax Status

        This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies or anyone who holds the Units as part of a hedge or straddle.

            The Bonds. In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when-issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at the time the Bonds were issued (except in certain circumstances because of the identity of the holder). However, interest on the Bonds may be subject to state and local taxes. The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

        In the opinions of bond counsel referred to above, none of the interest received on the Bonds is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation's alternative minimum tax.

        In the case of certain Bonds, the opinions of bond counsel may indicate that interest received by a substantial user of the facilities financed



                                                Understanding Your Investment 27
with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income taxes, although interest on those Bonds received by others would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

        The opinions of bond counsel may be limited to law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

        The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt private activity bonds, or the facilities themselves, and no one can give any assurance that future events will not affect the tax-exempt status of the Bonds.

        From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

        As of the date of this prospectus, recently passed legislation will phase in lower personal income tax rates under federal law over the next six years. Under lower personal income tax rates on interest income, the benefit of the tax-exempt status of the Bonds held by the Trust is relatively less than the benefit that would exist under higher tax rates. Investors should be aware of the effect of this recent change given that the pre-tax interest rates on the Bonds generally are lower than interest rates on similar taxable bonds.



Understanding Your Investment 28

        Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

            The Trust. In the opinion of Paul Hastings Janofsky & Walker LLP, special counsel for the Sponsor, under existing law as of the date of this
Prospectus:

        The Trust is not an association taxable as a corporation for federal income tax purposes, and interest on the Bonds that is excludable from federal gross income when received by the Trust will be excludable from the federal gross income of the Unitholders. Any proceeds paid under the insurance policy described above issued to the Trust with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trust will be excludable from federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

        Each Unitholder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Unitholder will be considered to have received its pro rata share of income from the Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Unitholder's method of accounting and depending on the existence of any original issue discount), and each Unitholder will have a taxable event when an underlying Bond is disposed of (whether by sale or redemption) or when the Unitholder redeems or sells its Units.

        The opinion of Paul, Hastings, Janofsky & Walker LLP as to the tax status of the Trust, set forth above is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trust pursuant to the Repurchase Plan, described under "Repurchase Plan".

            Other Tax Issues. The Trust may contain Bonds issued with original issue discount. Unitholders are required to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982, and acquired after March 1, 1984. The Trust's tax basis (and the Unitholder's tax basis) in a Bond is increased by any accrued original issue discount.

        Unitholders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be



                                                Understanding Your Investment 29
deemed to be received in the year of accrual even though there is no corresponding cash payment.

        The total cost of a Unit to a Unitholder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Unitholder's per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

        A Unitholder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond's face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Unitholder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Unitholder's tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Unitholder's income. Thus, for example, a Unitholder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Unitholder is considered to have held such interest.

        Bond premium must be amortized under the method the Unitholder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

        Gain (or loss) realized on the sale, maturity or redemption of the Bonds or on the sale or redemption of a Unit is includible in gross income for federal income tax purposes. That gain (or loss) will be capital gain (or loss), assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain (or loss) will be realized by the Unitholder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain (or loss) will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Unitholder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Unitholder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Unitholder's tax basis is otherwise a tax-free return of capital.

        A Unitholder may acquire its Units, or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to



Understanding Your Investment 30
increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as ordinary income, rather than capital gain, to the extent of accrued market discount.

        Long-term capital gains realized by non-corporate Unitholders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 20% (10% if the non-corporate Unitholder is, and would be after accounting for such gains, eligible for the 15% tax bracket for ordinary income), while ordinary income received by non-corporate Unitholders will be taxed at a maximum federal income tax rate of 38.6%. These rates are scheduled to change over time under legislation passed in 2001. Beginning in the year 2001, for Unitholders in the 15% tax bracket for ordinary income (or in the year 2006, for Unitholders in the 28% or higher tax bracket for ordinary income), capital gains realized with respect to Units and Bonds held for more than five years may be subject to a reduced rate of long-term capital gains tax. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Unitholders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from sales of Bonds, under certain circumstances, may not be distributed prorata, a Unitholder's taxable income or gain for any year may exceed its actual cash distributions in that year.

        If the Trust purchases any units of a previously issued series, with respect to such series the Trust's pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

        Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however none of the Bonds in the Trust is covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a



                                                Understanding Your Investment 31
foreign corporation on the interest on bonds otherwise exempt from tax.

        A portion of social security benefits is includible in taxable income for taxpayers whose "modified adjusted gross income" combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns that do not live apart from their spouse at all times during the taxable year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual's income exceeds this base amount.

        Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to tax on tax-exempt interest.

        If borrowed funds are used by a Unitholder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for federal income tax purposes. Fees and expenses of the Trust will also not be deductible by non-corporate Unitholders. The purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

        After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service. Unitholders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

                              Rights Of Unitholders

        Book-Entry Units. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their



Understanding Your Investment 32
purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

        Distribution of Interest and Principal. Interest will be distributed monthly, as will distribution of principal, including capital gains; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per Unit then outstanding, and that, if at any time the pro rata share represented by the Units of cash in the Principal Account exceeds $10.00 as of a Monthly Record Date, the Trustee shall, on the next succeeding Monthly Distribution Date, distribute the Unitholder's pro rata share of the balance of the Principal Account. Interest and principal, including capital gains, if any, received by the Trust will be distributed on each Distribution Date to Unitholders of record of the Trust as of the preceding Record Date who are entitled to such distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses and funds required for the redemption of Units. See "Essential Information", "Rights of Unitholders--Expenses and Charges" and "Rights of Unitholders--Redemption".

        The Trustee will credit to the Interest Account for the Trust all interest received by the Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest. Other receipts of the Trust will be credited to the Principal Account for the Trust. The pro rata share of the Interest Account of the Trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each Unit thereof will be computed by the Trustee each month as of the Record Date. See "Essential Information". Proceeds received from the disposition of any of the Securities subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account for the Trust and will not be distributed until the second succeeding Distribution Date. Because interest on the Securities is not received by the Trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the Trust as of the Record Date. See "Essential Information". Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units under the applicable plan of distribution.

        The difference between the estimated net interest accrued to the first Record Date and to the related Distribution Date is an asset of the respective Unitholder and will be realized in



                                                Understanding Your Investment 33
subsequent distributions or upon the earlier of the sale of such Units or the maturity, redemption or sale of Securities in the Trust.

        Record dates for monthly distributions will be the first day of the month. Details of estimated interest distributions under the payment plans, on a per Unit basis, appear in the "Summary of Essential Financial Information".

        The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. For a discussion of redemption of Units, see "Rights of Unitholders--Redemption--Tender of Units".

        The Trustee will, as of the fifteenth day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust as of the first day of such month. See "Rights of Unitholders--Expenses and Charges". The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. See "Rights of Unitholders--Redemption". Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

        Because interest on Securities in the Trust is payable at varying intervals, usually in semi-annual installments, the interest accruing to the Trust will not be equal to the amount of money received and available monthly for distribution from the Interest Account to Unitholders. Therefore, on each monthly Distribution Date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the monthly interest distribution made. In order to eliminate fluctuations in monthly interest distributions resulting from such variances during the first year of the Trust, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide monthly interest distributions of approximately equal amounts. In addition, the Trustee has agreed to advance sufficient funds to the Trust in order to reduce the amount of time before monthly distributions of interest to Unitholders commence. The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.



Understanding Your Investment 34

        In order to acquire certain of the Securities subject to contract, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts paid by Unitholders (which excess will be made available under a letter of credit furnished by the Sponsor on the Date of Deposit). The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on such Securities in the portfolio of the Trust (see "The Trust Portfolio") does not begin accruing as tax-exempt interest income to the benefit of Unitholders until such Bonds' respective dates of delivery (accrued interest prior to delivery being treated under the Code as a return of principal), the Trustee will, in order to cover interest treated as a return of principal, adjust its fee downward in an amount equal to the amount of interest that would have so accrued as tax-exempt interest (if not treated as a return of principal) on such Securities between the date of settlement for the Units and such dates of delivery.

        In addition, because of the varying interest payment dates of the Securities comprising the Trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the Trustee, will be greater than the amount of interest actually received by the Trust and distributed to Unitholders. Therefore, there will usually remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells all or a portion of his Units he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Similarly, if a Unitholder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include accrued interest on the Securities. Thus, the accrued interest attributable to a Unit will not be entirely recovered until the Unitholder either redeems or sells such Unit or until the Trust is terminated.

        Expenses and Charges. Initial Expenses. Investors will bear all or a portion of the costs incurred in its organization -- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission (the "SEC") and the states, the initial audit of the Trust's portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of Units.

        Fees. The Trustee's, Sponsor's supervisory and Sponsor's evaluation fees are set forth under "Fees and Expenses" in the Investment Summary. The Sponsor's supervisory fee, which is earned for portfolio supervisory services, and the Sponsor's evaluation fee, which is earned for portfolio evaluation services, are based on the largest aggregate amount of Bonds in the Trust at any time during such



                                                Understanding Your Investment 35
period. The Sponsor's supervisory fee and Sponsor's evaluation fee, which are not to exceed the maximum amount set forth under "Fees and Expenses" for the Trust, may exceed the actual costs of providing portfolio supervisory or evaluation services for the Trust, but at no time will the total amount the Sponsor receive for portfolio supervisory services or evaluation services rendered to all series of Claymore Securities Defined Portfolios in any calendar year exceed the aggregate cost to them of supplying such services in such year.

        The Trustee will receive for its ordinary recurring services to the Trust an annual fee in the amount set forth under "Fees and Expenses" for the Trust; provided, however, that such fees may be adjusted as set forth under "Fees and Expenses." There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the Trustee from the Trust's funds, see "Rights of Unitholders--Distribution of Interest and Principal". For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders".

        The Trustee's fee and the Sponsor's fees are payable annually, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent"; except no such increase in the Trustee's fee will be so made for the sole purpose of making up any downward adjustment therein. If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the Trust, or amounts payable to the Trustee which are secured by its prior lien on the Trust, the Trustee is permitted to sell Bonds to pay such amounts.

        Other Charges. The following additional charges are or may be incurred by the Trust: all expenses (including audit and counsel fees) of the Trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the Sponsor (so long as the Sponsor maintain a secondary market, the Sponsor will bear any audit expense which exceeds 50 cents per Unit), the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the Trust; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). To the extent lawful, the Trust shall bear the expenses associated with updating the Trust's registration statement and



Understanding Your Investment 36
maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the Trust. Any payments received by the Sponsor reimbursing it for payments made to update the Trust's registration statement will not exceed the costs incurred by the Sponsor. The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all expenses.

        Reports and Records. The Trustee shall furnish Unitholders of the Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities and any earned original issue discount), and, if the issuers of the Securities are located in different states or territories, the percentage of such interest by such states or territories, deductions for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(2) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of the Trust, purchase of Replacement Bonds, redemptions of Units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.



                                                Understanding Your Investment 37

        The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unitholders of the Trust, certificates issued or held, a current list of Securities in the Trust and a copy of the Trust Agreement.

        Redemption. Tender of Units. While it is anticipated that Units can be sold in the secondary market, Units may also be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, upon payment of any applicable tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

        Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

        Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unitholder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Essential Information" as of the next subsequent Evaluation Time. See "Redemption--Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading or the next day on which there is a sufficient degree of trading in Units of the Trust, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day. For information relating to the purchase by the Sponsor of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see "Rights of Unitholders--Redemption--Purchase by the Sponsor of Units Tendered for Redemption".

        Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemption. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are



Understanding Your Investment 38
sold, the size and diversity of the Trust will be reduced.

        The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted or during which (as determined by the SEC by rule or regulation) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the SEC has by order permitted.

        Computation of Redemption Price per Unit. The Redemption Price per Unit is determined by the Trustee on the basis of the bid prices of the Securities in the Trust, while the Public Offering Price of Units during the initial offering period is determined on the basis of the offering prices of the Securities, both as of the Evaluation Time on the day any such determination is made. The bid prices of the Securities may be expected to be less than the offering prices. This Redemption Price per Unit is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Securities in the Trust (determined by the Evaluator as set forth below), (2) cash on hand in the Trust (other than cash covering contracts to purchase Securities), and (3) accrued and unpaid interest on the Securities as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, and (c) cash held for distribution to Unitholders of record as of a date prior to the evaluation. The Evaluator may determine the value of the Securities in the Trust (1) on the basis of current bid prices for the Securities, (2) if bid prices are not available for any Securities, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above.

        The difference between the bid and offering prices of the Securities may be expected to average 1 1/2% of face amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1%, and in the case of inactively traded bonds such difference usually will not exceed 3%. On the business day prior to the date of this Prospectus, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the "Portfolio." For this reason, among others, the price at which Units may be redeemed could be less than the price paid by the Unitholder. On the Date of Deposit the aggregate current offering price of such Securities per Unit exceeded the bid price of such Securities per Unit by the amount set forth under "Summary of Essential Financial Information."

        Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption



                                                Understanding Your Investment 39
at the price so bid by making payment therefor to the Unitholder in an amount not less than the Redemption Price on the date of tender not later than the day on which the Units would otherwise have been redeemed by the Trustee (see "Public Offering--Offering Price--Market for Units"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units, provided that the Sponsor shall not receive for Units purchased as set forth above a higher price than they paid, plus accrued interest.

        The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering--Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units (see "Public Offering--Sponsor's and Underwriters' Profits").

        Exchange Option. The Sponsor of the series of Claymore Defined Securities Portfolio (the "Exchange Trusts") are offering Unitholders of the Exchange Trusts for which the Sponsor is maintaining a secondary market an option to exchange a Unit of any series of the Exchange Trusts for a Unit of a different series of the Exchange Trusts being offered by the Sponsor (other than in the initial offering period) at a Public Offering Price generally based on the bid prices of the underlying Securities divided by the number of Units outstanding (see "Public Offering--Offering Price--Markets for Units") plus a fixed sales charge of $15 per Unit (in lieu of the normal sales charge). However, a Unitholder must have held his Unit for a period of at least six months in order to exercise the exchange option or agree to pay a sales charge based on the greater of $15 per Unit or an amount which together with the initial sales charge paid in connection with the acquisition of Units being exchanged equals the normal sales charge of the series into which the investment is being converted, determined as of the date of the exchange. Such exchanges will be effected in whole Units only. Any excess proceeds from the Units being surrendered will be returned, and the Unitholder will not be permitted to advance any new money in order to complete an exchange. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to the Unitholders. In the event the exchange option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instructions from the Unitholder. Unitholders are urged to consult their own tax advisors as to the tax consequences of exchanging Units.

        Repurchase Plan. Distributions of interest and/or principal are made to Unitholders monthly. The Unitholder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Unitholder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the



Understanding Your Investment 40
jurisdiction in which the Unitholder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Unitholder. Since the Sponsor has arranged for different reinvestment alternatives Unitholder should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Unitholder. The Unitholder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Unitholder and may be terminated at any time by the Unitholder. The program may also be modified or terminated by the Trustee or the program's Sponsor.

                                     Sponsor

        The Sponsor. Claymore Securities, Inc., the Sponsor, is an investment banking firm created in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the Trustee. In November 2001, the Sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The Sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

        If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, or (b) terminate the Trust Agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

        The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to the trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial



                                                Understanding Your Investment 41
information can be obtained upon request from the Sponsor.

        Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.

        Responsibility. The Trustee shall sell, for the purpose of redeeming Units tendered by any Unitholder and for the payment of expenses for which funds are not available, such of the Bonds in a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary.

        It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange and substitution for any Securities pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Securities or in the judgment of the Sponsor the issuer will probably default in respect to such Securities in the foreseeable future.

        Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the obligations eliminated and the Securities substituted therefor. Except as stated in this and the preceding paragraph and in the discussion under "Risk Factors-Failure of a Contract to Purchase Bonds and Substitution of Bonds" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

        The Sponsor may direct the Trustee to dispose of Bonds upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of Bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue Bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Bonds in the Trust would be detrimental to the interest of the Unitholders. The proceeds from any such sales will be credited to the Principal Account for distribution to the Unitholders.



Understanding Your Investment 42

        Resignation. If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

                                     Trustee

        The Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

        The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every Unitholder of a trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its or available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the securities held in each Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

        Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of a Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

        The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the



                                                Understanding Your Investment 43
rights, powers, duties and obligations of the original trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

        Limitations on Liability. The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, Securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of its willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Trust Portfolio".

        Responsibility. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders," "Sponsor--Responsibility" and "Sponsor-- Resignation".

        Resignation. By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor are obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or if the Sponsor deem it to be in the best interest of the Unitholders, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If, upon resignation or removal of a trustee, no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

                                    Evaluator

        The prices at which the Bonds deposited in the portfolio would have been offered to the public on the business day prior to the Initial Date of Deposit were determined on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. After the opening of business on the Initial Date of Deposit and both during and after the initial offering period, the Evaluator, Claymore Securities, Inc., will appraise the Bonds, or cause the Bonds to be appraised.



Understanding Your Investment 44

        Limitations on Liability. The Trustee and the Sponsor may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor or Unitholders for errors in judgement. But this provision shall not protect the Evaluator in cases of its willful misconduct, bad faith, gross negligence or reckless disregard of its obligations and duties.

        Responsibility. The Trust Agreement requires the Evaluator to evaluate the Securities on the basis of their bid prices on each business day after the initial offering period, when any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Securities on the basis of their offering prices, see "Public Offering--Offering Price."

        Resignation. The Evaluator may resign or may be removed by the Sponsor and the Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                            Amendment and Termination
                             of the Trust Agreement

        The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unitholders; and the Sponsor and the Trustee may amend the Trust Agreement with the consent of the holders of Units representing 66 2/3% of the Units then outstanding, provided that no such amendment will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment without the consent of all the Unitholders. In no event shall the Trust Agreement be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in the Trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.



                                                Understanding Your Investment 45

        The Trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the Securities. The Trustee shall notify the Sponsor when the value of the Trust as shown by any evaluation is less than $1,000,000 or less than 40% of the value of the Trust as of the close of the initial offering period hereof, whichever is lower, at which time the Trust may be terminated (i) by the consent of 66 2/3% of the Units or (ii) by the Trustee; provided, however, that upon affirmative written notice to the Sponsor and the holders at least 33 1/3% of the Units may instruct the Trustee not to terminate the Trust. In no event, however, may the Trust continue beyond the Mandatory Termination Date set forth in Part A; provided, however, that prior to such date, the Trustee shall not dispose of any Bonds if the retention of such Bonds, until due, shall be deemed to be in the best interest of the Unitholders. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Within a reasonable period after termination, the Trustee will sell any remaining Securities, and, after paying all expenses and charges incurred by the Trust, will distribute to each Unitholder, upon surrender of his Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the Trust.

                                  Underwriting

        The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor:

Name                                      Address                 Units
----------------                ------------------------     ---------------
Claymore Securities, Inc.       250 North Rock Road,
                                Suite 150
                                Wichita, Kansas 67206

        Units may be sold to dealers at prices representing the per Unit concession stated under "Public Offering--Offering Price". However, resales of Units by such dealers to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession from time to time. Underwriters will acquire Units from the Sponsor based on the amount of Units underwritten.


                                     Experts

        Legal Matters. Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, acts as counsel for Claymore and has given an opinion that the Units are validly issued.

        Independent Auditors. The statement of financial condition, including the trust portfolio, appearing herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein appearing elsewhere herein and is included in reliance on such report given on their authority as experts in accounting and auditing.

                           Description Of Bond Ratings

        Standard & Poor's Rating. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by



Understanding Your Investment 46

Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information or for other circumstances.

        The ratings are based, in varying degrees, on the following considerations:

        I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

        II. Nature of and provisions of the obligation;

        III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

        AAA--Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

        AA--Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

        A--Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

        BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

        BB, B, CCC, CC--Bonds rated BB, B, CCC and CC are regarded on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

        Plus (+) or Minus (-): to provide more detailed indications of credit quality, the ratings from "AA" to "B" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

        Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the



                                                Understanding Your Investment 47
bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

        NR--Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

        SP-1: Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

        SP-2: Satisfactory capacity to pay principal and interest.

        SP-3: Speculative capacity to pay principal and interest.

        * Moody's Investors Service Rating. A summary of the meaning of the applicable rating symbols as published by Moody's follows:

        Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

        Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

        A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

        Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.



Understanding Your Investment 48

        Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

        B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

        Con. (. . .)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

        Moody's applies numerical modifiers 1, 2 and 3 in each rating classification from "Aa" through "B" in its corporate rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the security ranks in the lower end of its generic rating category.

        **Fitch Rating. A brief description of the applicable Fitch's rating symbols and their meanings is as follows:

        AAA - These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

        AA - These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

        A - These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

        BBB - These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

        A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.



Understanding Your Investment 49

                              Tax Equivalent Yields

        This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective federal income tax rates and tax brackets for the 2002 taxable year. These rates are subject to change and lower rates are scheduled to be phased in over the next five years. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax.



2002 Tax Year
------------------------------------------------------------------------------------------------------------------------------------
      Taxable Income Bracket                                                           Tax Exempt Yield
                                       Federal   Effective
                                         Tax      Federal
Joint Return        Single Return      Bracket    Tax Rate     4.00%       4.50%       5.00%       5.50%       6.00%       6.50%
                                                                                   Taxable Equivalent Yield
------------------------------------------------------------------------------------------------------------------------------------
$       0- 12,000  $       0-  6,000    10.00%     10.00%      4.44%       5.00%       5.56%       6.11%       6.67%       7.22%
$  12,001- 46,700  $   6,001- 27,950    15.00      15.00       4.71        5.29        5.88        6.47        7.06        7.65
$  46,701-112,850  $  27,951- 67,700    27.00      27.00       5.48        6.16        6.85        7.53        8.22        8.90
$ 112,851-137,300  $  67,701-137,300    30.00      30.00       5.71        6.43        7.14        7.86        8.57        9.29
$ 137,301-171,950  $ 137,301-141,250    30.00      30.90       5.79        6.51        7.24        7.96        8.68        9.41
$ 171,951-307,050  $ 141,251-307,050    35.00      36.05       6.25        7.04        7.82        8.60        9.38       10.16
Over $307,050      Over $307,050        38.00      39.76       6.64        7.47        8.30        9.13        9.96       10.79
------------------------------------------------------------------------------------------------------------------------------------


Note:  This table reflects the following:
1 Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.



Understanding Your Investment 50

Contents
                                                     Investment Summary
--------------------------------------------------------------------------------
A concise description of                  2  Investment Objective
essential information                     2  Investment Strategy
about the portfolio                       2  Principal Risks
                                          3  Taxes
                                          3  Distributions
                                          3  Public Offering Price
                                          3  Market for Units
                                          4  Fees and Expenses
                                          5  Essential Information
                                          6  Summary of Essential Financial
                                               Information
                                          7  The Trust Portfolio
                                          9  Report of Independent Auditors
                                         10  Statement of Financial Condition

                                          Understanding Your Investment
--------------------------------------------------------------------------------
Detailed information to                  11  The Trust
help you understand your                 12  Risk Factors
investment                               21  Public Offering
                                         26  Estimated Current Return and
                                               Estimated Long-Term Return to
                                               Unitholders
                                         27  Tax Status
                                         32  Rights of Unitholders
                                         41  Sponsor
                                         43  Trustee
                                         44  Evaluator
                                         45  Amendment and Termination of the
                                               Trust Agreement
                                         46  Underwriting
                                         46  Experts
                                         46  Description of Bond Ratings
                                         50  Tax Equivalent Yields


Where to Learn More
--------------------------------------------------------------------------------
You can contact us for free              Visit us on the Internet
information about this and                 http:/www.claymoresecurities.com
other investments.                       By e-mail
                                           invest@claymoresecurities.com
                                        Call Claymore
                                           (800) 345-7999
                                           Pricing Line (888) 248-4954
                                         Call the Bank of New York
                                           (800) 701-8178 (investors)
                                           (800) 647-3383 (brokers)
Additional Information
--------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

      E-mail:      publicinfo@sec.gov
      Write:       Public Reference Section
                   Washington, D.C. 20549-0102
      Visit:       http://www.sec.gov (EDGAR Database)
      Call:        1-202-942-8090 (only for information on the
                   operation of the Public Reference Section)

Refer to:

         Claymore Securities Defined Portfolios, Series 118
         Securities Act file number:  333-
         Investment Company Act file number: 811-3763

                         -------------------------------


                                 [LOGO OMITTED]


                           CLAYMORE SECURITIES DEFINED
                             PORTFOLIOS, SERIES 118

                         NATIONAL INSURED MUNICIPAL BOND
                              PORTFOLIO, SERIES 93





                          PROSPECTUS FEBRUARY ___, 2002

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

      The facing sheet
      The Prospectus
      The following exhibits
      The Signatures

1.1   Reference Trust Agreement (to be filed by amendment).

1.1.1 Standard Terms and Conditions of Trust (to be filed by amendment).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782 filed on March 4, 2000).

3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

4.1   Consent of Independent Auditors (to be filed by amendment).

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 118 has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 31st day of January, 2002.

                                 CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                    SERIES 118, Registrant

                                 By:  CLAYMORE SECURITIES, INC., Depositor

                                 By:  /s/ ROBIN K. PINKERTON
                                      ------------------------------------
                                          Robin K. Pinkerton



      Pursuant to the requirements of the Securities Act of 1933, the Registration Statement or Amendment to the Registration Statement has been signed below on January 31, 2002 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.

        Signature                         Title


   BENJAMIN FULTON*             President and Director

   DAVID HOOTEN*                Chairman of the Board
                                   of Directors

   ROBIN K. PINKERTON*          Secretary, Treasurer
                                   and Director


                                                By:  /s/ ROBIN K. PINKERTON
                                                     --------------------------
                                                     Robin K. Pinkerton
                                                     Attorney-in-fact*




----------
* An executed copy of each of the related powers of attorney were filed as
Exhibit 6.0 to Registration Statement No. 333-72828 on December 11, 2001.



                                      S-3